Exhibit 99.3

WIMI HOLOGRAM CLOUD INC.

PROXY FOR EXTRAORDINARY GENERAL MEETING

CLASS B ORDINARY SHARES

To Be Held on March 25, 2025

I/We _____________________________________ [insert name] of ____________________________________ [insert address] being the registered holder of ____________________ [insert number] Class B ordinary shares1, par value US$0.0001 per share, of WIMI HOLOGRAM CLOUD INC., (the “Company”) hereby appoint the Chairman (the “Chairman”)2 of the extraordinary general meeting (the “Meeting”) of the Company as my/our proxy to attend and act for me/us at the Meeting to be held at our headquarters at Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili, Chaoyang District, Beijing, at 9:00AM., Beijing time, on March 25, 2025, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, in his or her discretion.

THE BOARD RECOMMENDS THAT YOU VOTE FOR EACH PROPOSAL. PROPOSAL NO. 1:

To consider and vote upon an ordinary resolution that,

With effect from 5 P.M. on April 02, 2025, Eastern time, (a) every twenty (20) Class A ordinary shares of a par value of US$0.0001 each in the Company’s issued and unissued share capital be and are hereby consolidated into one (1) Class A ordinary share (each a “consolidated Class A share”) of a par value of US$0.002, and such consolidated Class A shares shall have the same rights and subject to the same restrictions as the Class A ordinary shares as set out in the Company’s currently effective Second Amended and Restated Memorandum and Articles of Association (the “M&A”),(b) every twenty (20) Class B ordinary shares of a par value of US$0.0001 each in the Company’s issued and unissued share capital be and are hereby consolidated into one (1) Class B ordinary share (each a “consolidated Class B share”) of a par value of US$0.002, and such consolidated Class B shares shall have the same rights and subject to the same restrictions as the Class B ordinary shares as set out in the Company’s M&A, and (c) every twenty (20) undesignated shares of a par value of US$0.0001 each in the Company’s unissued share capital be and are hereby consolidated into one (1) share of a par value of US$0.002 (collectively, the “share consolidation”), such that immediately following the share consolidation, the authorized share capital of the Company shall be changed

FROM

US$50,000 divided into 500,000,000 shares comprising (i) 25,000,000 Class A ordinary shares of a par value of US$0.0001 each; (ii) 275,000,000 Class B ordinary shares of a par value of US$0.0001 each; and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine;

TO

US$50,000 divided into 25,000,000 shares comprising (i) 1,250,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 13,750,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 10,000,000 shares of a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine, and no fractional shares be issued in connection with the share consolidation and the Company’s transfer agent would aggregate all fractional shares and sell them as soon as practicable after the effective time of the share consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share as a result of the share consolidation.

☐ FOR ☐ AGAINST ☐ ABSTAIN
PROPOSAL NO. 2:

To consider and vote upon an ordinary resolution that,

immediately following the share consolidation, the authorized share capital of the Company be increased

FROM US$50,000 divided into 25,000,000 shares comprising (i) 1,250,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 10,000,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 13,750,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

TO US1,500,000 divided into 750,000,000 shares comprising (i) 37,500,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 412,500,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 300,000,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

PROPOSAL NO. 3:

To consider and vote upon an ordinary resolution that,

(i) any one or more of Directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the share consolidation and share capital increase and of administrative nature, on behalf of the Company, including under seal where applicable, as he/they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the share consolidation and share capital increase, (ii) the Company’s registered office provider be instructed to make all necessary filings with the Companies Registry in the Cayman Islands in connection with the share consolidation and share capital increase and (iii) the Company’s share registrar be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

PROPOSAL NO. 4:
To adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals 1 – 3.
☐ FOR ☐ AGAINST ☐ ABSTAIN

Dated ___________________ 2024	Signature(s)[4]

1.	Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this Form of Proxy will be deemed to relate to all the Shares in the Company registered in your name(s).

2.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

i.	If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.	The Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the Shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the Chairman of the Meeting as proxy holder will vote all resolutions in accordance with the recommendation of the Board.

4.	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.

5.	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this Form of Proxy in accordance with these instructions. If you are a registered shareholder, your proxy card, to be valid, must be completed, signed and returned in the envelope provided so that it is received no later than March 24, 2025, at 5:00 p.m Eastern Time.